Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:
i.Registration Statement (Form S-8 No. 333-260893) pertaining to the Bird Global, Inc. 2021 Incentive Award Plan, Bird Global, Inc. Amended and Restated 2017 Stock Plan and Bird Global, Inc. 2021 Employee Stock Purchase Plan of our report dated March 15, 2022, except for the effects of the restatement discussed in Note 2, as well as the subsequent event discussed in Note 17, to the consolidated financial statements, as to which the date is November 17, 2022, relating to the consolidated financial statements of Bird Global, Inc. included in this Annual Report on Form 10-K/A for the year ended December 31, 2021.

/s/ Ernst & Young LLP

Los Angeles, CA

November 17, 2022